UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13G
                                 (Rule 13d-102)

                              INFORMATION STATEMENT
                        PURSUANT TO RULES 13d-1 AND 13d-2
                    Under the Securities Exchange Act of 1934
                              (Amendment No. )*

				POLYONE CORPORATION
                                (Name of Issuer)

                                  COMMON STOCK
                         (Title of Class of Securities)

                                   73179P106
                                 (CUSIP Number)


		(Date of Event Which Requires Filing of this Statement)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                  SCHEDULE 13G

CUSIP NO. 73179P106                                          Page 2 of 4 Pages
POLYONE CORPORATION

1.       NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                  NEW YORK LIFE TRUST COMPANY

                  EIN # 13-3808042
2.    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*       (a) [ ]
                                                              (b) [ ]

3.    SEC USE ONLY

4.    CITIZENSHIP OR PLACE OF ORGANIZATION

                  NEW YORK, NEW YORK

NUMBER OF                  5.       SOLE VOTING POWER          8,672,028
SHARES
BENEFICIALLY               6.       SHARED VOTING POWER        0
OWNED BY
EACH                       7.       SOLE DISPOSITIVE POWER     8,672,028
REPORTING
PERSON                     8.       SHARED DISPOSITIVE POWER   0
WITH

9.    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH
      REPORTING PERSON                                         8,672,028

10.   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9)
      EXCLUDES CERTAIN SHARES* [ ]

11.   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9        9.45%

12.   TYPE OF REPORTING PERSON*

                  BK

        *SEE INSTRUCTIONS BEFORE FILLING OUT

                                  SCHEDULE 13G

CUSIP NO. 73179P106                                          Page 3 of 4 Pages
POLYONE CORPORATION



Item 1(a)     Name of Issuer:   POLYONE CORPORATION

Item 1(b)     Address of Issuer's principal executive offices:

                                33587 Walker Road
				     PolyOne Center
                                Avon Lake, OH 44012

Item 2(a)     Name of person filing:    NEW YORK LIFE TRUST COMPANY

Item 2(b)     Address of principal business office:

                                51 MADISON AVENUE
                                NEW YORK, NY  10010

Item 2(c)     Citizenship: See Item 4 of Cover Page

Item 2(d)     Title of class of securities: See Cover Page

Item 2(e)     Cusip No.:   See Cover Page

Item 3        Type of Person:	See Item 12 of Cover Page

Item 4(a)     Amount beneficially owned: New York Life Trust Company ("NYLTC"),
		in its capacity as directed trustee of the PolyOne Corporation Retirement Savings Plan, Retirement Savings Plan A, Retirement Savings Plan for Collective Bargaining Employees and Retirement Savings Plan for Collective Bargaining Employees A, may be deemed the beneficial owner of 8,672,028 shares of common stock in the aggregate of the issuer which are owned by the Plans on behalf of numerous participants. NYLTC has limited authority with regard to certain shares over which it may exercise voting and/or dipositive power. The filing of this statement shall not be construed as an admission that NYLTC is, for the purposes of
		Section 13(d) or 13(g) of the Act, the beneficial owner of any securities covered by the statement.

Item 4(b)     Percent of class:         9.45%

Item 4(c)     For information regarding voting and dispositive power with
		respect to the above listed shares see items 5-8 of Cover
		Page.

Item 5        Ownership of 5 percent or less of a class:	NOT APPLICABLE

Item 6        Ownership of more than 5 percent on behalf of another person:
		Shares as to which this schedule is filed are owned by PolyOne Corporation Retirement Savings Plan, Retirement Savings Plan A, Retirement Savings Plan for Collective Bargaining Employees and Retirement Savings Plan for Collective Bargaining Employees A on behalf of numerous participants, which participants receive dividends and the proceeds for the sale of such shares. No such participant is known to have such an interest with respect to more than 5% of the class except as follows: NONE

                                  SCHEDULE 13G

CUSIP NO. 73179P106                                          Page 4 of 4 Pages
POLYONE CORPORATION



Item 7        Identification and classification of subsidiary which acquired the
		security being reported on by the parent holding company: 	NOT
		APPLICABLE

Item 8        Identification and classification of members of the group:     NOT
              APPLICABLE

Item 9        Notice of dissolution of the group:     NOT APPLICABLE

Item 10       Certification:

              By signing  below I certify  that, to the best of my knowledge and belief, the securities referred to above were acquired and are
		 held in the ordinary course of business and were not acquired and
		 are not held for the purpose of or with the effect of changing or
		 influencing the control of the issuer of the securities and were
		 not acquired and are not held in connection with or as a participant
		 in any transaction having that purpose or effect.

                                    SIGNATURE

              After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete, and correct.


Dated: February 11, 2004

                                    /s/ William Perret
                                    -----------------------------
                                    Name:  William Perret
                                    Title: Vice President-Trust Administration